Direct Dial+         tlauria@whitecase.com

October 10, 2007


Counsel to the Debtors
Jones Day
222 East 41st Street
New York, New York 10017
Phone: (212) 326-3939
Facsimile: (212) 755-7306
Attn: Corinne Ball, Esq.
(cball@jonesday.com)

Miller Buckfire & Co., LLC
250 Park Avenue, 19th Floor
New York, NY 10177
Phone: (212) 895-1818
Facsimile: (212) 895-1853
Attn: Richard Morgner
(richard.morgner@millerbuckfire.com)

Counsel to the Official Committee
of Unsecured Creditors
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas Moers Mayer, Esq.
(tmayer@kramerlevin.com)
Attn: Matthew Williams, Esq.
(mjwilliams@kramerlevin.com)

Ladies and Gentlemen:

          We write in regard to the Final Proposal submitted by Appaloosa Management, LP ("Appaloosa") on September 21, 2007 in accordance with the terms of the Order Pursuant to 11 U.S.C. Sections 1113 and 1114(e) and Federal Rule of Bankruptcy Procedure 9019, Approving Settlement Agreements with The United Steelworkers and United Autoworkers (collectively, the "Unions"), and Pursuant to 11 U.S.C. Sections 105(a), 363(b), 364(c), 503 and 507, Authorizing the
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Debtors to Enter into Plan Support Agreement, Investment Agreement and Related
Agreements, dated August 1, 2007 (the "Settlement Order").

          We have been authorized by Appaloosa to reaffirm its outstanding offer to replace Centerbridge Capital Partners, L.P. ("Centerbridge") as proposed investor, as set forth in the Final Proposal, as subsequently modified by the terms of the documentation submitted by Appaloosa to counsel to the debtors on October 3, 2007 and October 8, 2007 (collectively, the "Proposal"), and as further modified by the improvements and other modifications described herein (as so modified, the "Enhanced Proposal").

EXTENSION OF DEADLINE

          The Final Proposal's October 9, 2007 deadline for the approval of the Final Proposal by the Unions is hereby extended until 5:00 p.m. (New York time) on October 26, 2007; provided, that (1) the Board of Directors of the Company (the "Board") shall have delivered to the Unions, with respect to the Enhanced Proposal, the notice contemplated by paragraph 11 (g) of the Settlement Order, with a copy to Appaloosa, prior to 5:00 p.m. (New York time) on October 12, 2007, and (2) the Company shall have adjourned the hearing on approval of its Disclosure Statement to a date that accommodates completion of the mediation/arbitration process contemplated by paragraph 11(h) of the Settlement Order.

          In addition, in the event that the Unions have withheld consent to the Enhanced Proposal, then the Enhanced Proposal shall automatically be further extended until 5:00 p.m. (New York time) on November 9, 2007, if prior to 5:00 pm (New York time) on October 26, 2007, the Company shall have commenced the mediation/arbitration process contemplated by paragraph 11(h) of the Settlement Order.

ELIMINATION OF CONDITION

          Subject to the immediately preceding paragraph, we hereby eliminate the Unions' approval of the Enhanced Proposal as a condition to the Enhanced Proposal.

MODIFICATIONS TO DRAFT DEFINITIVE AGREEMENTS

          In response to comments received from counsel to the Company on October 10, 2007, in a document entitled "Key Issues," Appaloosa agrees to the modifications as set forth on Schedule I to this letter. The documents will be promptly revised to reflect these changes as soon as you communicate the Company's preference regarding the governance alternatives set forth in Schedule I.

CASH BONUS POOL FOR ELIGIBLE UNION EMPLOYEES

          In addition to its commitment to purchase shares of Series A Preferred Stock and to backstop the purchase of shares of Series B Preferred Stock as set forth in the Proposal, Appaloosa will commit to purchase an additional number of shares of Series A Preferred Stock,
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for the purpose of funding an exit bonus pool for active Union employees, in an aggregate amount equal to $1,000 per eligible Union employee, payable upon the occurrence of the Effective Date.

                                     * * * *

          We are available to meet with you at your earliest convenience to discuss more fully the matters set forth herein and to work toward an amicable, appropriate conclusion to Dana's chapter 11 case.

                                                  Sincerely,


                                                  Thomas E.  Lauria

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                                   SCHEDULE I

                         Proposed Modifications to Draft
                              Definitive Agreements
                         -------------------------------

1. Exceptions to Standstill. The draft Shareholders Agreement shall be modified to provide that any exceptions to the standstill must be approved by a majority of the Board, not including Purchaser Designees.

2. Governance Rights. As a preliminary matter, we draw your attention to the fact that, in contrast to the Centerbridge proposal, where absent a proxy fight Centerbridge controls the composition of the Company's Board of Directors through its right to designate a majority of the members of the Nominating and Governance Committee (a right Appaloosa eliminated from its proposal), Appaloosa is not proposing to have direct control over the composition of the Board of Directors. As such, it is Appaloosa's belief that, as a total package, the governance and approval rights set forth in the Enhanced Proposal are in fact less restrictive on the Company, and provide Appaloosa with less control over governance matters than is afforded to the Centerbridge documents. However, if the Company does not agree with that position, Appaloosa will modify its documentation to provide for a package of governance rights that is identical to those set forth in the Centerbridge documentation.

     Alternatively, Appaloosa offers the following further modifications and clarifications:

     o While Appaloosa believes the magnitude of its investment makes it appropriate for Appaloosa to have the right to approve the CEO and Executive Chairman, in that Appaloosa does not control the Nominating and Governance Committee, and has only one seat on such committee, Appaloosa does not have the right, acting alone, to nominate or select such officers.

     o No more than 3 directors may be elected by holders of the Series A Preferred;

     o Appaloosa's designees on the Board of Directors will resign, if so requested by the other members of the Board of Directors, after Appaloosa ceases to hold at least $125 million of Series A Preferred;

     o Obligations regarding the nomination process shall be set forth in Amended By-laws of the Company which shall become effective upon the occurrence of the Effective Date;

     o All of Appaloosa's approval and consultation rights, including the right to approve the CEO and the Executive Chairman, fall away after it ceases to hold at least $125 million of Series A Preferred; and

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     o    Obligations with respect to the CEO will be covenants contained in the employment agreement with the CEO, as opposed to obligations of the Company under the Shareholders Agreement.

3. Control Premium. The Appaloosa documents will be revised to eliminate the carve-out to the prohibition on receiving a control premium for reimbursement of expenses and fees payable in an advisory/consultant role.

4. Investment Agreement Approval. The draft documents will be revised to provide for approval of the Investment Agreement as part of the Disclosure Statement hearing, rather than in a separate process.

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